Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the Registration statement (Form F-10 No. 33-235935) of our reports dated October 29, 2021 with respect to the consolidated financial statements of Shaw Communications Inc., and the effectiveness of internal control over financial reporting of Shaw Communications Inc., included in this Annual Report (Form 40-F) for the year ended August 31, 2021.

Calgary, Canada	/s/ Ernst & Young LLP

October 29, 2021	Chartered Professional Accountants